

November 6, 2009

Donald W. Pearson
Vice President and Chief Financial Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

> **Re: AMCOL International Corporation**
> **Amendment No. 1 to Form S-3**
> **Filed October 26, 2009**
> **Response Letter Dated October 26, 2009**
> **File No. 333-161802**

Dear Mr. Pearson:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On October 28, 2009, we issued a comment letter regarding your Form 10-K for the fiscal year ended December 31, 2008, as well as the 2009 proxy statement incorporated by reference. Please note that we will not be in a position to accelerate the effective date of this registration statement until we have cleared comments on your annual report and related filings.

Description of Stock Purchase Contracts and Stock Purchase Units, page 13

2.   Please expand your discussion of the stock purchase units to provide a more comprehensive description of these securities, particularly with respect to the bundled debt securities.   For example, in the event that the investor does not perform under the stock purchase agreement, clarify whether the investor will become the obligor or obligee of the debt.

3.   In addition, please provide us with an analysis as to whether you are required to register these third party obligations, and tell us whether you will obtain and file a legal opinion regarding any third party debt securities included in the stock purchase units.

Exhibit 5.1

4.   We note your response to prior comment 5. Please have counsel clarify whether it is their intention to omit reported judicial decisions from the scope of their opinion regarding the laws of the State of New York and the Delaware General Corporation Law.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
       James W. Ashley, Jr.
       Lock Lord Bissell & Liddell LLP
       (312) 896-6873